News Release
Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

7.00am (BST)
23 October 2014

INTERIM MANAGEMENT STATEMENT

Reed Elsevier, the global professional information company, reports continued underlying revenue growth in the first nine months of 2014 and reaffirms the outlook for the full year.

•	Underlying revenue growth +4% (+3% excluding exhibition cycling) in the first nine months.

•	Continued positive underlying revenue growth across all major business areas.

•	Continued transformation of our business, primarily through organic development, supported by selective portfolio actions.

•	Completed or announced 25 acquisitions of small content, data and exhibition assets year to date for a total consideration of £294m.

•	Disposed of 11 assets year to date for a total consideration of £55m.

•	Completed £525m of share buybacks, with the remainder of the previously announced £600m total to be completed by the end of the year. Financial position and cash flow profile remain strong.

•	Full year outlook: The 2014 outlook is unchanged. We remain on track to deliver another year of underlying revenue, profit and earnings growth.

Nine month trading performance and full year outlook by business area:

Scientific, Technical & Medical

•	Underlying revenue growth +2%.

•	Research subscription revenue growth rates remained around half a percentage point higher than prior year. Article submissions and usage growth accelerated further, into double digits. Scientific & medical databases & tools grew well.

•	Print book revenue declines have moderated year to date compared to prior year. However, a weak August for print books led to the overall growth rate for STM, while still higher than a year ago, rounding back down to +2% year to date.

•	Full year outlook: We expect the improvement in research subscription revenue growth rates to continue for the full year. Although print book revenues showed positive year on year growth in the month of September, their sales trajectory in the final quarter remains uncertain.

Risk & Business Information

•	Underlying revenue growth +7%.

•	Strong growth continued across insurance, business services, government and major data services, driven by volume growth, new product roll-outs and expansion in adjacent verticals. A part of the improvement in growth rate since the first half was due to favourable phasing.

•	Risk & Business Information has accounted for around half of Reed Elsevier’s 25 acquisitions year to date. FircoSoft has strengthened our existing anti-money laundering solution set, and the Jing You joint venture marks our entry into the Chinese auto insurance market.

•	Full year outlook: We expect underlying revenue growth trends to continue, although the small favourable phasing effect is likely to unwind in the full year.

Legal

•	Underlying revenue growth +1%.

•	Customer markets remain subdued in the US and Europe. The roll-out of new platform releases has continued, with adoption and usage of new products and solutions progressing well.

•	Full year outlook: Although the scope for underlying revenue growth remains limited in the current customer market environment, we remain focused on process improvement and expect the run rate of profitability gains in the first half to be at least maintained for the full year.

Exhibitions

•	Underlying revenue growth +8% (+7% excluding cycling and timing effects).

•	Growth remained strong in the US and Japan, and modest in Europe. China continued to see strong growth in certain sectors, and more modest growth elsewhere. Revenues in Brazil reflected good growth in some of our leading events but a slowdown in the wider economy.

•	Full year outlook: We expect the overall revenue growth trends to continue. The positive impact of cycling is expected to contribute around two percentage points of full year underlying revenue growth.

-ENDS-

Enquiries

Paul Abrahams (Media) Tel: +44 20 7166 5724	Colin Tennant (Investors) Tel: +44 20 7166 5751

FORWARD-LOOKING STATEMENTS
This Interim Management Statement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, competitive factors in the industries in which Reed Elsevier operates; demand for Reed Elsevier’s products and services; exchange rate fluctuations; general economic and business conditions; legislative, fiscal, tax and regulatory developments and political risks; the availability of third party content and data; breaches of our data security systems and interruptions in our information technology systems; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and other risks referenced from time to time in the filings of Reed Elsevier with the US Securities and Exchange Commission.

Notes to editors
About Reed Elsevier Group plc
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs approximately 28,500 people of whom half are in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £20bn/€25bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.